Exhibit 10.70

EMPLOYMENT AGREEMENT

EMPLOYMENT AGREEMENT, entered into on June 28, 2017 and effective as of August 1, 2017 (the “Effective Date”), between Monro Muffler Brake, Inc. (the “Company”) and Brett Ponton (the “Executive”).

WHEREAS, the Company and the Executive wish for the Executive to be employed by the Company upon the terms and conditions as set forth herein; and

NOW, THEREFORE, in consideration of the mutual covenants and promises herein contained, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.     Employment and Duties.

1.1     Employment by the Company. The Company hereby agrees to employ the Executive for the Term (as herein defined), to render exclusive and full-time services in the capacity of President of the Company (effective as of the Effective Date) and Chief Executive Officer (“CEO”) of the Company (effective as of October 2, 2017), subject to the control and direction of the Company’s Board of Directors (the “Board”).  With the approval of the Board (which shall not be unreasonably withheld or delayed), the Executive may (A) serve on the board of directors (or similar body) of one company that does not compete with the Company where such service would not otherwise violate his obligations hereunder, and (B) serve on the board of directors (or similar body) of one or more charitable entities; provided that such activities do not either individually or in the aggregate interfere in any material respect with the performance of his duties and responsibilities hereunder.  During the Term, the Executive will be nominated as a director on the Board.

1.2     Duties/Authority. The Executive shall have responsibility for the conduct of the business and fiscal affairs of the Company and the general supervision of and control over the assets, business interests, and agents of the Company, in each case subject to the control and direction of the Board. The Executive’s duties hereunder shall be consistent with the duties, responsibilities, and authority generally incident to the positions of CEO or President and such other reasonably related duties as may be assigned to him from time to time by the Board consistent with his role as a senior executive.

1.3     Principal Place of Employment.  The Executive’s principal place of employment shall be at the Company’s headquarters in Rochester, New York, subject to customary travel.

2.     Term of Employment. The “Term” of this Agreement shall commence on the Effective Date and end on the third anniversary of the Effective Date (the “Initial Term”), unless sooner terminated as provided herein.   Unless earlier terminated, the Term shall automatically renew (each a “Renewal Term”) at the end of the Initial Term and on each anniversary thereafter for a period of one (1) year unless either party shall give written notice of intent not to extend the then-current Term to the other party not later than ninety (90) days prior to the end of then-current Term.    References herein to the Term shall mean the period of the Executive’s employment during the Initial Term and any Renewal Term.

3.     Compensation.

3.1     Salary. As consideration for services rendered, the Company shall pay the Executive during the Term a salary of $550,000 per annum (the “Base Salary”), payable not less frequently than monthly in accordance with the Company’s payroll practices. The Executive’s Base Salary will be reviewed annually by the Compensation Committee of the Board (the “Committee”) and may be increased (but not decreased without the Executive’s written consent) to reflect the Executive’s performance and responsibilities.

3.2     Annual Bonus. Pursuant to the Monro Muffler Brake, Inc. Management Incentive Compensation Plan (as such plan may be amended or replaced from time to time, the “Bonus Plan”), the Company shall pay the Executive, as soon as practicable and within 120 days of its fiscal year-end, a cash bonus in respect of each prior fiscal year during the Term (beginning with the fiscal year ending in March 2018, and prorated for such year based on the time employed hereunder during such year), of 90% of Base Salary if the Company achieves its threshold performance levels and 100% of Base Salary if the Company achieves target level of performance set by the Committee with respect to such year, increased up to a maximum of 150% of Base Salary pursuant to the terms of the Bonus Plan’s matrix /formula in effect for such year if the Company exceeds such performance targets as determined by the Committee (the “Annual Bonus”). The Committee will consult with the Executive in respect of the setting of performance goals, matrices, metrics and thresholds with respect to each fiscal year during the Term.  If this Agreement terminates other than at the end of a fiscal year and if the Executive is entitled to a pro rata bonus for such partial year pursuant to Section 5 hereof, such pro rata bonus shall be equal to the bonus the Executive would have received under the Bonus Plan, based on the Company’s actual performance during such fiscal year, had he been employed by the Company for the entire fiscal year, multiplied by a fraction, the numerator of which shall be the number of days during such fiscal year he was so employed and the denominator of which shall be the number of days in such fiscal year (the “Pro Rata Bonus”). The Executive may be entitled to the Annual Bonus for the year prior to the year in which the Executive is terminated, to the extent not yet paid (the “Preceding Bonus”). The Executive shall be entitled to receive the Preceding Bonus and/or the Pro Rata Bonus, as applicable: (i) at the same time the annual bonuses for the same periods are paid to other senior-level executives of the Company; and (ii) only to the extent the Company’s Board or any Committee designated by the Board determines to pay such bonus to the executive-level employees of the Company pursuant to achievement of performance under the Bonus Plan. The Annual Bonus shall, in all respects, be subject to the terms of the Bonus Plan, except that Annual Bonuses will be paid in cash and no Annual Bonuses will be deferred absent the Executive’s prior written consent.

3.3     Signing Bonus. On or promptly following the Effective Date, the Company shall pay the Executive a cash signing bonus of $600,000 (the “Signing Bonus”).   If the Executive’s employment is terminated by the Company for Cause or the Executive resigns other than for Good Reason, in either case within one (1) year following the Effective Date, the Executive shall promptly repay to the Company the product of (A) the Signing Bonus and (B) a fraction, the numerator of which is (x) 12 minus (y) the number of complete months from the Effective Date through the date of termination, and the denominator of which is 12.

3.4     Equity Awards.

(A)     Standard Option Grant.  Effective as of the Effective Date, the Company shall grant Executive  a nonqualified stock option to purchase 300,000 shares of the Company’s Common Stock (the “Option”) under the terms of the 2007 Stock Incentive Plan (the “Plan”). The Option shall be subject to the Company’s standard form of nonqualified option grant agreement and shall have an exercise price per share equal to the fair market value of one share of the Company’s Common Stock on the Effective Date, as determined in accordance with the Plan, and shall have a six-year term.  Subject to the Executive’s continued employment with the Company, except as provided below or in the Plan in connection with a Change in Control,  the Option shall vest and become exercisable with respect to the shares of Common Stock in accordance with the following schedule:

Vesting Date	Amount Exercisable
1st Anniversary of the Date of the Award	33-1/3%

2nd Anniversary of the Date of the Award	66-2/3%

2 years and 11 months following the Date of the Award	100%

(B)     Special Option Grant.  Effective as of the Effective Date, the Company shall grant Executive a nonqualified stock option to purchase 100,000 shares of the Company’s Common Stock (the “Special Option”) under the terms of the Plan. The Special Option shall be subject to the Company’s standard form of nonqualified option grant agreement but shall have an exercise price of $65 per share, and shall have a six-year term. Subject to the Executive’s continued employment with the Company, except as provided below or in the Plan with respect to a Change in Control,  the Special Option shall vest and become exercisable only if the closing price of the Company’s Common Stock is $65 or higher for 45 consecutive trading days.

(C)     Restricted Stock Unit Grant.  Effective as of the Effective Date, the Company shall grant Executive restricted stock units with respect to 30,000 shares of the Company’s Common Stock (the “RSUs”) under the terms of the Plan. The RSUs shall be subject to the Company’s standard form of restricted stock unit grant agreement.   The RSUs shall have dividend equivalent rights.  Subject to the Executive’s continued employment with the Company, except as provided below or in the Plan with respect to a Change in Control,  the RSUs shall vest in accordance with the following schedule:

Vesting Date	Portion of RSUs Vested
1st Anniversary of the Date of the Award	33-1/3%

2nd Anniversary of the Date of the Award	66-2/3%

2 years and 11 months following the Date of the Award	100%

(D)     Each of the Option, Special Option, and RSUs (collectively, together with any other equity grants made to the Executive, the “Equity Awards”) will permit (i) broker assisted cashless/net exercise, as applicable, and (ii) net withholding for taxes to the maximum extent permitted by law.

3.5     Participation in Employee Benefit Plans. The Executive shall be permitted during the Term, if and to the extent eligible, to participate in any group life, hospitalization or disability insurance plan, health program, or any pension plan or similar pension or welfare benefit, fringe, benefit plan, or perquisite arrangement of the Company, which is available generally to other senior executives of the Company.

3.6      Expenses. Subject to such policies generally applicable to senior executives of the Company, as may from time to time be established by the Board, the Company shall pay or reimburse the Executive for all reasonable expenses (including travel expenses) actually incurred or paid by the Executive during the Term in the performance of the Executive’s services under this Agreement (“Expenses”) upon presentation of expense statements or vouchers or such other supporting information as it may require.  In addition, (i) the Company shall provide the Executive temporary housing in the Rochester, New York area for up to one (1) year following the Effective Date and shall pay reasonable commuting expenses for Executive for up to one year (or, if earlier, until he relocates his primary residence to the Rochester, New York area), and (ii) the Company shall reimburse the Executive for the reasonable costs of moving his household goods to the Rochester, New York area, which reimbursements under (i) and (ii) shall be on a tax neutral basis to the Executive.  The Company shall also, promptly following presentation of an invoice, reimburse the Executive (or directly pay) for up to $25,000 of attorneys’ fees and costs incurred by the Executive in connection with the negotiation and drafting of this Agreement.

3.7     Vacation. The Executive shall be entitled to four (4) weeks’ vacation per year, but in no event less any other senior executive.

3.8     Additional Benefits. The Executive shall be entitled to the use of an automobile comparable to that provided to other senior executives in connection with the rendering of services to the Company pursuant to this Agreement, together with reimbursement for all gas, maintenance, insurance and repairs required by reason of his use of such vehicle.

3.9     Controlling Document. To the extent there is any inconsistency between the terms of this Agreement and the terms of any plan or program under which compensation or benefits are provided hereunder, this Agreement shall control. Otherwise, the Executive shall be subject to the terms, conditions and provisions of the Company’s plans and programs, as applicable.

3.10    Indemnification/Insurance.    To the maximum extent permitted by applicable law, the Company agrees to indemnify, defend and hold the Executive harmless, to the maximum extent permitted by law against any and all losses, judgments, liabilities, claims, fines and amounts paid in settlement of, and expenses (including attorneys’ fees and expenses) incurred by him in connection with any claim in connection with or arising out of the Executive’s service as an officer or director to the Company or any of its subsidiaries or affiliates (and the service at the request of the Company as a director, officer, member, employee, or agent of another corporation or a partnership, joint venture, trust, or other enterprise), and the defense of any action or proceeding (or any appeal therefrom) in which he is a party by reason of the fact that the Executive is or was an officer or director of the Company, but in all events excluding the Executive’s fraud or intentional misconduct.  The Company agrees to advance all of the Executive’s reasonable attorneys’ fees, costs and expenses of independent counsel selected by and representing the Executive in connection with any such action or proceeding, provided that such selection shall be subject to the Company’s written consent (which shall not be

unreasonably withheld).   The Executive shall promptly repay any such advance if there is a final determination by a court that the Executive was not entitled to indemnification in connection therewith.  Without limiting the foregoing, the Company agrees that it shall maintain directors’ and officers’ and errors and omissions liability insurance, which insurance shall cover the Executive during the Term and following the termination thereof for any or no reason for a period of not less than six (6) years, on the same basis as such coverage is provided to the Company’s directors and other executive officers.

4.     Termination or Removal from Duties.

4.1     Termination Upon Death. This Agreement shall terminate automatically upon the Executive’s death.

4.2     Removal from Position Upon Disability. If during the Term, as a result of Disability, the Executive is unable to perform the essential functions of his job with or without reasonable accommodation, the Company, by written notice to the Executive, shall have the right to remove him from his position. The Executive’s status as an inactive employee of the Company shall continue after such removal for the period of time that his Disability continues. However, the Company shall have no obligation to reinstate or otherwise continue the Executive’s employment if he should recover from his Disability and any such termination shall not constitute a termination without Cause or without Good Reason (as herein defined). For purposes hereof, “Disability” shall mean that the Executive either (i) is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months or (ii) is, by reason of any medically determinable physical or mental  impairment that can be expected to result in death or can be expected to last for a continuous  period of not less than 12 months, receiving income replacement benefits for a period of not less  than three months under the Company’s accident and health plan.  The existence of a Disability shall be determined by a reputable, licensed physician selected by the Company in good faith, whose determination shall be final and binding on the parties.

4.3     Termination for Cause. The Company may at any time, by written notice to the Executive, terminate the Executive’s employment hereunder for Cause. For purposes hereof, the term “Cause” shall mean: (A) Executive’s conviction of or pleading guilty or no contest to a felony; (B) failure or refusal of the Executive in any material respect (i) to perform the duties of his employment or to follow the lawful and proper directives of the Board (other than during periods of illness or permitted leave), provided such duties or directives are consistent with this Agreement and such duties or directives have been given to the Executive in writing, or (ii) to comply with the reasonable and material written policies or regulations of the Company (so long as same are not inconsistent with this Agreement) as may be established from time to time for employees generally and provided or made available to the Executive in advance, if such failure or refusal under either clause (i) or clause (ii) continues uncured for a period of 15 days after written notice thereof, specifying the nature of such failure or refusal and requesting that it be cured, is given by the Company to the Executive; (C) any willful or intentional act of the Executive committed for the purpose, or having the reasonably foreseeable effect, of materially injuring the Company, its business or reputation or of improperly or unlawfully converting for the Executive’s own personal benefit any material property of the Company (provided, however, that no act or omission, on the Executive’s part shall be considered “willful or intentional” if done at the direction of counsel for the Company (or upon a written or electronic determination of such counsel as to the permissibility of such action or omission) or unless done or omitted to be done, by the Executive not in good faith and without reasonable belief that his action or omission was in the best interest of the Company); or (D) any material violation or material breach of the provisions of Section 7 of this Agreement. For the avoidance of doubt, the Company’s failure to attain operating or other goals shall not be grounds for a termination for “Cause”.  In order to constitute Cause, the Company must deliver written notice to the Executive of the grounds purporting to constitute Cause within forty-five (45) days of the Board first becoming aware of such grounds, and Cause shall only exist if a majority of the Board (excluding the Executive) has formally resolved, after a hearing at which Executive (together with counsel) is permitted to present, that the Executive’s actions or omissions constitute Cause hereunder.

4.4     Termination without Cause. During the Term, the Company may terminate the Executive’s employment without Cause at any time.

4.5     Termination with or without Good Reason. With forty-five (45) days prior written notice to the Company (which will be provided by the Executive, if at all, within forty-five (45) days of the occurrence of the grounds purporting to constitute Good Reason (or if later, the Executive’s actual knowledge of such purported grounds), this Agreement and the Executive’s employment hereunder may be terminated by the Executive with or without Good Reason. For purposes of this Agreement, “Good Reason” means: (i) the Company’s material breach of this Agreement or any other arrangement to which the Company is a party with the Executive; (ii) the Board requiring the Executive to act, or omit to act, in a way that the Executive reasonably believes is illegal; (iii) a material diminution in the Executive’s Base Salary or target Annual Bonus, (iv) the Company’s failure to pay amounts or benefits when due; or (v) a material diminution in the Executive’s responsibilities, duties, authorities, including reporting structure, or adverse change in the Executive’s position(s) (provided that it shall not constitute Good Reason if the Executive is nominated to serve (or, as applicable, continue) on the Board if the Company’s shareholders reject such nomination); provided, however, that a termination by the Executive for Good Reason pursuant to (i) through and including (v) shall be effective only if, within 15 days following the delivery of written notice of a termination for Good Reason by Executive to the Company, the Company has failed to cure the circumstances giving rise to the Good Reason. The written notice of termination for Good Reason must specify in reasonable detail the facts and circumstances claimed to provide a basis for termination of the Executive’s employment under the provision so indicated, if applicable.

Any resignation pursuant to the terms of this Section shall not constitute a breach of this Agreement by either party.

5.     Rights and Obligations of the Company and the Executive Upon Termination, or Removal. Other provisions of this Agreement notwithstanding, upon the occurrence of an event described in Section 4, the Executive shall be paid the “Accrued Obligations” (as defined below) and the parties shall have the following rights and obligations:

5.1     Death. If the Executive’s employment is terminated by reason of the Executive’s death, the Company shall pay the Executive’s estate, in one lump sum amount, one year’s Base Salary (as in effect as of the date of termination, disregarding any reductions), payable as soon as practicable and no later than the last day of the calendar year of the Executive’s death (or if later, the fifteenth (15th) day of the third month following such death); plus (B) any Preceding and/or Pro Rata Bonus to which the Executive is entitled, which shall be paid in accordance with Section 3.2 (without duplication for any Accrued Amounts).   Further, the unvested portion of the Equity Awards (other than the Special Option) will vest on a prorated basis based on a fraction the numerator of which is the number of days during the applicable vesting period in which such termination occurs (or if none, the applicable grant date) that the Executive was employed by the Company and the denominator of which is the number of days in the applicable vesting period (“Pro Rata Vesting”).

5.2     Disability.

(A)     If the Executive is removed from his position because of a Disability, the Executive, for the period of time during which his Disability continues, may continue to participate in certain of the employee benefit plans in which he participated immediately prior to his removal. These benefits would include participation in, as applicable and to the extent defined in the Company’s applicable plans, group life, medical/dental and disability insurance plans, each at the same ratio of employer/employee contribution as applicable to the Executive immediately prior to his removal; and, thereafter, at the same ratio of employer/employee contribution as then-applicable to other executive-level employees in the Company. In addition, the Executive shall be entitled to compensation and benefits accrued through the date of his removal from his duties, including any amounts payable to the Executive under any Company profit sharing or other employee benefit plan up to the date of removal. For avoidance of doubt, the payment of any bonus to which the Executive may be entitled for the period of time up to the date of his removal pursuant to Section 4.2 hereof, would be paid pursuant to Section 5.2(B)(ii), below. However, the Executive’s rights to bonuses and fringe benefits accruing after his removal, if any, shall cease upon such removal; provided, however, that nothing contained in this Agreement is intended to limit or otherwise restrict the availability of any benefits to the Executive required to be provided pursuant to Section 4980B of the Code or under employee benefit plans of the Company.

(B)     The Executive shall be entitled to payments equal to: (i) the lesser of (a) one year’s Base Salary (as in effect as of the date of removal, disregarding any reductions), or (b) the amount of Base Salary that would have been payable to the Executive from the date of removal through the scheduled expiration of the Initial Term or then Renewal Term of the Agreement, either (a) or (b) payable as continued payment of Base Salary (payable in accordance with the Company’s payroll practice) for the lesser of one year or through the scheduled expiration of the Initial Term or then Renewal; plus (ii) any Preceding and/or Pro Rata Bonus to which the Executive is entitled which shall be paid in accordance with Section 3.2.   Further, the Executive will receive Pro Rata Vesting.

5.3     Termination for Cause or without Good Reason. If the Executive’s employment shall be terminated (A) by the Company for Cause, or (B) by the Executive without Good Reason, the Company shall pay the Executive his Base Salary through the date of termination at the rate then in effect and shall reimburse the Executive for any Expenses incurred but not yet paid and shall have no further obligations to the Executive under this Agreement (other than the Accrued Obligations, which shall remain payable).

5.4     Termination without Cause, with Good Reason or by the Company at the end of the Term. If the Executive’s employment is terminated (A) by the Company without Cause, (B) by the Executive with Good Reason, or (C) due to nonextension of the Term by the Company pursuant to Section 2,  the Company shall pay (unless otherwise noted, in the normal course) to the Executive or provide the following amounts or benefits:

(i)      to the extent not yet paid, the Executive’s Base Salary through the date of termination at the rate in effect on the date of termination;

(ii)     two years’ Base Salary (as in effect as of the date of such termination or resignation, disregarding any reductions), payable as continued payment of Base Salary (payable in accordance with the Company’s payroll practices);

(iii)    payment of the Preceding (to the extent unpaid) and/or Pro Rata Bonus to which the Executive is entitled, which shall be paid in accordance with Section 3.2;

(iv)     payment of 100% of the Executive’s COBRA premiums for eighteen (18) months for the Executive and his beneficiaries (or such lesser time that the Executive and/or his beneficiaries remain eligible for COBRA coverage) (the “COBRA Period”),  and

(v)      any and all stock options (excluding the Special Option), the RSUs, and any Equity Award that have been granted to the Executive (that have neither expired nor been previously exercised by the Executive) through the termination date shall be deemed fully vested on such termination date and,  in respect of any stock options, immediately exercisable for a period of one (1) year following such date (but, in no case, beyond each such option’s specified expiration date), all in accordance with the other terms of any such plan or grant.

All payments to be provided to the Executive under this Section 5.4 (other than the Accrued Obligations) shall be subject to the Executive’s (x) compliance with the restrictions in Section 7 and (y) the Executive’s and the Company’s execution, within sixty (60) days of the Executive’s termination, of a general release and waiver of claims against the Company, its officers, directors, employees and agents,  from any and all liability arising from the Executive’s employment relationship with the Company (which release will include an agreement between both parties not to disparage the other but no other Executive covenants beyond those contained herein)  and applicable carveouts for applicable claims that survive termination (including, without limitation, claims in respect of indemnification, contribution, D&O insurance, E&O insurance, equity rights in respect of the Equity Award (or shares acquired thereunder), rights to enforce the employment agreement (and the severance obligations thereunder, etc.)) that is not revoked and that is reasonably acceptable to the Company (the “Release Condition”).  Any payments payable during such sixty (60) day period (other than Accrued Obligations) shall accrue and be payable on the first payroll following such period subject to the effectiveness of such Release Condition, except where, following such effectiveness of such Release Condition, such earlier payment may be paid without violating Section 409A (as defined below).

“Accrued Obligations” means (i) without duplication, the Base Salary accrued but unpaid through the date of termination, (ii) reimbursement, as soon as possible and in all events within sixty (60) days following submission by the Executive to the Company of appropriate supporting documentation for any unreimbursed business expenses incurred by the Executive in accordance with Company policy, prior to the date of termination of the Executive’s employment;  and  (iii)

vested employee benefits, if any, as to which the Executive may be entitled under the employee benefit plans (within the meaning of Section 3(3) of the Employee Retirement Income Security Act, as amended) or other compensatory or benefit arrangements of the Company for which the Executive is eligible or participating (other than severance plans).   Unless otherwise provided in this Agreement, the Company shall pay the Accrued Obligations to the Executive as soon as practicable within fifteen (15) days following termination, or such earlier date as may be required by law (other than any benefits, which shall be paid or provided in accordance with the terms of the applicable plan).

The Executive shall be under no obligation to seek other employment or to otherwise mitigate the obligations of the Company under this Agreement, and there shall be no offset against amounts or benefits payable by the Company to the Executive without the express written consent of the Executive.

6.     Change in Control.

6.1     In the event of the occurrence of a Change in Control of the Company, the Executive shall remain employed by the Company, pursuant to the terms and conditions of this Agreement.  If, within two (2) years after the Change in Control, (A) the Executive’s employment is terminated without Cause, (B) the Term ends due nonextension of the Term by the Company pursuant to Section 2, or (C) the Executive resigns for Good Reason (which for this purpose will also include) (each, a “Qualifying CIC Termination”):

(i)      a material diminution in his duties as set forth in Section 1.2 of this Agreement (to include no longer acting as chief executive officer or president of the “parent company”); or

(ii)     in the case of the sale of the Company, the Executive is not offered a comparable position (as chief executive officer or president of the “parent company”) by the buyer.

6.2     Upon a termination such Qualifying CIC Termination, the Executive will, in addition to the Accrued Obligations, receive in one lump sum amount, unless otherwise noted:

(A)     to the extent not yet paid, the Executive’s Base Salary through the date of termination at the rate in effect on the date of termination;

(B)     two years’ Base Salary (as in effect as of the date of such termination or resignation, disregarding any reductions), payable as a lump sum as soon as practicable following termination but in no event later than the sixtieth (60th) day following such termination;

(C)     payment of any unpaid Preceding Bonus as soon as practicable but within fifteen (15) days following such termination;

(D)     an Annual Bonus based on actual performance through the date of termination on a prorated basis (determined by multiplying the Annual Bonus as if the Executive had been employed for the entire fiscal year multiplied by a fraction, the numerator of which shall be the number of days during such fiscal year he was so employed and the denominator of which shall be the number of days in such fiscal year),  which shall be paid as soon as practicable following termination but in no event later than March 15th of the calendar year following the year of such termination;

(D)     payment of 100% of the Executive’s COBRA premiums for the COBRA Period for the Executive and his beneficiaries; and

(E)     any and all stock options (excluding the Special Option), the RSUs, and any Equity Award that have been granted to the Executive (that have neither expired nor been previously exercised by the Executive) through the termination date shall be deemed fully vested on such termination date and, in respect of any stock options, immediately exercisable for a period of one (1) year following such date (but, in no case, beyond each such option’s specified expiration date), all in accordance with the other terms of any such plan or grant.

All payments to be provided to the Executive under this Section shall be subject to the Executive’s (x) compliance with the restrictions in Section 7 to the extent described in Section 7.5 and (y) satisfaction of the Release Condition.  Any payments payable during the Release Condition’s sixty (60) day period (other than Accrued Obligations) shall accrue and be payable on the first payroll following such period subject to the effectiveness of such Release Condition, except where, following such effectiveness of such Release Condition, such earlier payment may be paid without violating Section 409A.

6.3     For purposes of this Agreement, a “Change in Control” shall mean any of the following: (A) any person who is not an “affiliate” (as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended) of the Company as of the date of this Agreement becomes the beneficial owner, directly or indirectly, of 50% or more of the combined voting power of the then outstanding securities of the Company except pursuant to a public offering of securities of the Company; (B) the sale of the Company substantially as an entity (whether by sale of stock, sale of assets, merger, consolidation, or otherwise) to a person who is not an affiliate of the Company as of the date of this Agreement; or (C) there occurs a merger, consolidation or other reorganization of the Company with a person who is not an affiliate of the Company as of the date of this Agreement, and in which shareholders of the Company immediately preceding the merger hold less than 50% (the voting and consent rights of Class C Preferred Stock shall be disregarded in this calculation) of the combined voting power for the election of directors of the Company immediately following the merger; provided, however, that Change in Control for this purpose satisfies the payment event requirements of Section 409A. For purposes of this Section 6.3, the term “person” shall include a legal entity, as well as an individual. A Change in Control shall not be deemed to occur because of the sale or conversion of any or all of Class C Preferred Stock of the Company unless there is a simultaneous change described in clauses (A), (B) or (C) of the preceding sentence.

6.4     The Executive shall be under no obligation to seek other employment or to otherwise mitigate the obligations of the Company under this Agreement, and there shall be no offset against amounts or benefits payable by the Company to the Executive without the express written consent of the Executive.

7.     Confidentiality and Covenant against Competition.

7.1     Non-Disclosure. The Executive shall forever hold in a fiduciary capacity for the benefit of the Company all secret or confidential information, knowledge or data relating to the Company or any of its affiliated companies, and their respective businesses, which shall have been obtained by the Executive during the Executive’s employment by the Company or any of its affiliated companies and which shall not be public knowledge (other than as a result of a breach of this Section 7.1 by the Executive). The Executive shall not, without the prior written consent of the Company or except as required by law or in a judicial or administrative proceeding with subpoena powers, communicate or divulge any such information, knowledge or data to anyone other than the Company and those designated by it.  Nothing in this Agreement prohibits the Executive from reporting possible violations of federal law or regulation to any governmental agency or entity, or making other disclosures, that are protected under the whistleblower provisions of federal law or regulation (or similar state laws) or receipt of awards thereunder.  The Executive will not need the prior authorization of the Board to make any such reports or disclosures and the Executive will not be required to notify the Company that the Executive has made such reports or disclosures.

7.2     Non-Competition. The Executive will not, during the period of the Executive’s employment with the Company, and for a period of two years thereafter, directly or indirectly, (a) engage in (as a principal, partner, director, officer, stockholder (except as permitted below), agent, employee, consultant or otherwise); or (b) be financially interested in, any entity materially engaged in the business of the Company. Nothing contained herein shall prevent the Executive from owning beneficially or of record not more than five percent (5%) of the outstanding equity securities of any entity whose equity securities are registered under the Securities Act of 1933, as amended, or are listed for trading on any recognizable United States or foreign stock exchange or market. The “business of the Company” shall be defined as the automotive repair/maintenance services, as well as the sale and service of tires and tire related accessories.  “Materially engaged” means annual revenue from the business of the Company exceeding ten percent (10%) of the entity’s total annual revenue.

7.3     Non-Solicitation of Employees. The Executive will not, during the period of the Executive’s employment with the Company, and for a period of one year after the termination of the Executive’s employment with the Company for any reason, directly or indirectly, recruit, solicit or otherwise induce or attempt to induce any employee of the Company to leave the employment of the Company, nor knowingly hire any such employee at any enterprise with which the Executive is then affiliated.  This Section 7.3 shall not apply to general advertisements to hire employees not directed at individuals described herein or employees terminated by the Company without “cause.”

7.4     Enforceability of Provisions. If any restriction set forth in this Section 7 is found by any court of competent jurisdiction to be unenforceable because it extends for too long a period of time or over too great a range of activities or in too broad a geographic area, it shall be interpreted to extend only over the maximum period of time, range of activities or geographic area as to which it may be enforceable, it being understood and agreed that by the execution of this Agreement, the parties hereto regard the restrictions herein as reasonable and compatible with their respective rights.

7.5     Remedy for Breach. The Executive hereby acknowledges that the provisions of this Section 7 are reasonable and necessary for the protection of the Company and its respective subsidiaries and affiliates. In addition, the Executive further acknowledges that the Company and its respective subsidiaries and affiliates will be irrevocably damaged if such covenants are not specifically enforced. Accordingly, the Executive agrees that, in addition to any other relief to which the Company may be entitled, the Company will be entitled to seek and obtain injunctive relief (without the requirement of any bond) from a court of competent jurisdiction for the purposes of restraining the Executive from an actual or threatened breach of such covenants. In addition, and without limiting the Company’s other remedies, in the event that Executive has committed any material breach of such covenants in this Section 7, the Company will have no obligation to pay any of the amounts that remain payable by the Company in Sections 5 and 6 of this Agreement.

7.6     Public Statements.  The Company shall not, and shall direct its officers and directors not to, issue any press release or similar documents regarding the Executive’s employment or termination of employment without the Executive’s prior written consent (which shall not be unreasonably withheld).

8.     Executive’s Representations. The Executive represents that he is not precluded from performing this employment by reason of a pre-existing contractual restriction or physical or mental disability. Upon any breach or inaccuracy of the foregoing, the terms and benefits of this Agreement shall be null and void. The Executive shall indemnify and hold harmless the Company from and against any and all claims, liabilities, damages and reasonable costs of defense and investigation arising out of any breach or inaccuracy in any of the foregoing representations.   The parties acknowledge and agree that the Executive has provided the Company with his employment agreement with his prior employer for purposes of enforcement thereof, and the Company acknowledges and agrees that the Executive’s service hereunder is not a breach thereof.

9.     Other Provisions.

9.1     Withholdings. The Company may withhold from any amounts payable under this Agreement such Federal, state or local taxes as shall be required to be withheld pursuant to any applicable law or regulation.

9.2     Notices. Any notice or other communication required or which may be given hereunder shall be in writing and shall be delivered personally, telecopied, or sent by certified, registered or express mail, postage prepaid, to the parties at the following addresses or at such other addresses as shall be specified by the parties by like notice, and shall be deemed given when so delivered personally, telecopied or if mailed, two days after the date of mailing, as follows:

(a)	if to the Company, to it at:

Monro Muffler Brake, Inc.

200 Holleder Parkway

Rochester, New York 14615

Attention: Chief Financial Officer

with a copy to:

Monro Muffler Brake, Inc.

200 Holleder Parkway

Rochester, New York 14615

Attention: General Counsel

(b)	if to the Executive, at the address noted in the Company’s payroll records.

9.3     Entire Agreement. This Agreement, together with the Bonus Plan and the Plan and agreements evidencing the Option, the Special Option and the RSUs, contains the entire understanding of the Company and the Executive with respect to the subject matter hereof.

9.4     Waivers and Amendments. This Agreement may not be amended or modified otherwise than by a written agreement executed by the parties hereto or their respective successors and legal representatives. No delay on the part of any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any waiver on the part of any party of any right, power or privilege hereunder, nor any single or partial exercise of any right, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder.

9.5     Governing Law; Jurisdiction; Arbitration. This Agreement shall be governed by and construed and enforced in accordance with and subject to, the laws of the State of New York applicable to agreements made and to be performed entirely within such state.  All disputes relating to this Agreement, the Equity Award, the Bonus Plan or the Plan, including the Agreement’s enforceability, other than requests for injunctive or other equitable relief with respect to Section 7 hereof (where any such dispute shall be held in the courts of New York and the United States District Courts for New York), shall be resolved by final and binding arbitration before a panel of three arbitrators appointed by the Judicial Arbitration and Mediation Service (JAMS), with the arbitration to be held in New York, New York, and the costs of which are borne equally by the Company and the Executive.   In the event of any such litigation or arbitral proceeding, the losing party (as determined by the court or the arbitrator, as applicable) shall reimburse the prevailing party upon entry of a final award resolving the subject of the dispute for all reasonable legal expenses incurred.

9.6     Assignment. This Agreement shall inure to the benefit of and shall be binding upon the Company and its successors. This Agreement is personal to the Executive and shall not be assignable by Executive otherwise than by will or the laws of descent and distribution. The Company will require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company to expressly assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place, provided, that the Company will remain liable for liabilities hereunder in the event that such succession is accomplished other than through a transfer in an arms-length transaction to unrelated third parties. As used in this Agreement, “Company” shall mean the Company as hereinbefore defined and any successor to its business and/or assets as aforesaid which assumes and agrees to perform this Agreement by operation of law, or otherwise.

9.7     Headings. The headings in this Agreement are for reference purposes only and shall not in any way affect the meaning or interpretation of this Agreement.

9.8     Severability. If any term, provision, covenant or restriction of this Agreement, or any part thereof, is held by a court of competent jurisdiction of any foreign, federal, state, county or local government or any other governmental, regulatory or administrative agency or authority to be invalid, void, unenforceable or against public policy for any reason, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

9.9     Section 280G.  In the event that the Executive becomes entitled to any payments or benefits under this Agreement and any portion of such payments or benefits, when combined with any other payments or benefits provided to Executive (including, without limiting the generality of the foregoing, by reason of the exercise or vesting of any stock options or the receipt or vesting of any other equity awards), which in the absence of this Section 9.9 would be subject to the tax (the “Excise Tax”) imposed by Section 4999 of the Internal Revenue Code of 1986, as amended (the “Code”), then the amount payable to the Executive under this Agreement shall, either (A) be reduced to the largest amount or greatest right such that none of the amounts payable to the Executive under this Agreement and any other payments or benefits received or to be received by Executive as a result of, or in connection with, an event constituting a change in the ownership or effective control of the Company or in the ownership of a substantial portion of the assets of the Company (within the meaning of Section 280G(b)(2)(A) of the Code) or the termination of employment shall be treated as “parachute payments” within the meaning of Section 280G(b)(2) of the Code or (B) be made in full, with Executive bearing full responsibility for any Excise Tax liability, whichever of (A) or (B) provides the Executive with a larger net after-tax amount.  The Company shall cooperate in good faith with the Executive in making such determination, including but not limited to providing the Executive with an estimate of any parachute payments as soon as reasonably practicable prior to an event constituting a change in the ownership or effective control of the Company or in the ownership of a substantial portion of the assets of the Company (within the meaning of Section 280G(b)(2)(A) of the Code).  Any reduction pursuant to this Section 9.9 shall be made in a manner compliant with Section 409A of the Code.  This Section 9.9 shall apply in lieu of any provision applicable to the Executive under any other agreement or arrangement (including the Plan) with respect to Section 4999 of the Code.    All determinations with respect to this Section 9.9 shall be made by an independent nationally recognized certified public accounting firm reasonably acceptable to the Executive at the Company’s sole expense.  The after tax amount shall be calculated, as applicable, using the maximum marginal income tax rates for each year in which the payment is payable to the Executive (based upon the rates in effect for such year as set forth in the Code at the relevant time).

9.10    Section 409A. The compensation and benefits provided under this Agreement are intended to qualify for an exemption from or to comply with the requirements of Section 409A of the Code and the treasury regulations and other official guidance issued thereunder (collectively, “Section 409A”), so as to prevent the inclusion in gross income of any compensation or benefits accrued hereunder in a taxable year prior to the taxable year or years in which such amount would otherwise be actually distributed or made available to the Executive, and this Agreement shall be administered and interpreted consistent with such intention. For purposes of Sections 4, 5 and 6 of this Agreement, “removal,” “termination of the Executive’s employment” and words of similar import mean a “separation from service” with the Company as defined by Section 409A. The reimbursement or payment of taxable expenses contemplated hereunder to the Executive shall be made no later than the end of the year following the year in which the expense was incurred, and the expenses reimbursed in one year shall not affect the expenses eligible for reimbursement in any other year. Where the sixty (60) day period for the Executive to execute and not revoke a general release and waiver begins in one calendar year and ends in the following calendar year, payment shall be made no sooner than the first day of the following calendar year, unless such sooner payment would not result in a violation of Section 409A.  Each payment shall be a payment in a series of separate payments for all purposes under Section 409A.    If the Executive is a “specified employee” within the meaning of Section 409A at the time of his “separation from service” within the meaning of  Section 409A, then any payment otherwise required to be made to him under this Agreement on account of his separation from service, to the extent such payment (after taking in to account all exclusions applicable to such payment under Section 409A) is properly treated as deferred compensation subject to Section 409A, shall not be made until the first business day after (i) the expiration of six months from the date of the Executive’s separation from service, or (ii) if earlier, the date of the Executive’s death (the “Delayed Payment Date”) and, on the Delayed Payment Date, there shall be paid to the Executive or, if the Executive has died, to the Executive’s estate, in a single cash lump sum, an amount equal to aggregate amount of the payments delayed pursuant to the preceding clause.

9.11    Counterparts. This Agreement may be executed simultaneously in two (2) or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties have executed this Employment Agreement on June 28, 2017.

MONRO MUFFLER BRAKE, INC.

By:	/s/ Brian J. D’Ambrosia

Brian J. D’Ambrosia
Senior Vice President- Finance and
Chief Financial Officer and Treasurer

/s/ Brett Ponton
Brett Ponton